Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel (212) 259-8530 fax (212) 259-6538 mbienenstock@dl.com
March 25, 2010
Board of Directors of Visteon Corporation
c/o Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn.: Jamie Sprayregen, Esq.
          Marc Kieselstein, Esq.
Re:	In re Visteon Corporation, Chapter 11 Case No. 09-11786 (Jointly Administered) (CSS)
Dear Members of the Board of Directors:
     As you know, we represent an ad hoc committee of equityholders (the “Ad Hoc Equity Committee”), the members of which collectively hold 7.87% of the outstanding common stock of Visteon Corporation (the “Company” or “Visteon”).1 The Company’s most recently proposed chapter 11 plan, dated March 15, 2010 (the “Plan”), completely ignores the true value of the Company and, accordingly, wrongfully extinguishes shareholders and must be revised. Delaware corporate law requires a shareholder vote to sell substantially all Visteon’s assets, but the Company is undertaking to effectuate the same result as a transfer of virtually all of Visteon’s assets to certain creditors without a shareholder vote.
     As with the initial chapter 11 plan proposed by the Company, the recent Plan is based on an unrealistically low valuation of the Company and its assets and a suboptimal capital structure, which together provide an indefensible windfall to the Company’s secured lenders at the expense of the Company’s other creditors and shareholders. The Ad Hoc Equity Committee’s analysis shows the Company is worth significantly more than the Plan and Disclosure Statement would lead the Court, creditors, and equityholders to believe for the following reasons, among others:

[1]	The members of the Ad Hoc Equity Committee may also hold other Visteon securities from time to time.
New York  |  London multinational partnership  |  Washington, DC
Albany  |  Almaty  |  Beijing  |  Boston  |  Brussels  |  Chicago  |  Doha  |  Dubai
Frankfurt  |  Hong Kong  |  Houston  |  Johannesburg (pty ) ltd.  |  Los Angeles  |  Madrid  |  Milan  |  Moscow
Paris multinational partnership  |  Riyadh affiliated office  |  Rome  |  San Francisco  |  Silicon Valley  |  Warsaw

Visteon Board
March 25, 2010

     First, as pointed out in our letter dated March 8, 2010, the Company’s prior projections must be viewed with a healthy dose of skepticism.2 Relative to the improving macroeconomic picture, consensus assumptions for worldwide production volume growth in the industry and the improving market positions of the Company’s largest customers, the Company’s top line projections appear to present an unreasonably low revenue forecast.
     Second, given the Company’s successful cost cutting (including exiting all of the Company’s US manufacturing operations, which will have the effect of lowering manufacturing costs significantly) and general margin improvement illustrated in Q3 and Q4 of 2009, it appears the projections do not reflect the operational improvements the Company has achieved.
     Third, the Company’s valuation of its equity in its non-consolidated joint ventures is far below their fair market value. The Company values all these joint ventures at $195 million or about 5 times 2009 dividends, 2.5 times 2009 net income and 65% of 2009 book value. Our financial advisors are willing to provide you with numerous examples of comparable Asian automotive suppliers, which currently trade at forward net income multiples in the teens. If the Company truly considers $195 million to be a fair value for its non-consolidated joint ventures, the Ad Hoc Equity Committee recommends the Company offer these assets to the Ad Hoc Equity Committee at that price.
     Fourth, the Company inappropriately values its 70% stake in Halla Climate Control Corporation (“Halla”) on a consolidated basis (using a market multiple in-line with US comparables, not the higher multiples afforded to Halla’s Asian competitors), and then subtracts out the market value of the 30% of Halla not owned by the Company. This creates an artificial, negative multiple arbitrage that results in a lower valuation. Halla’s value should not be up for debate or manipulation, as shares of Halla trade publicly; at the most recent closing price of Halla shares at current exchange rates, Visteon’s stake in Halla is worth $915 million before any premium for Visteon’s control position. A proper valuation of Halla would assign a premium to the current trading price for Visteon’s controlling interest in this valuable enterprise. The Company’s position that its 70% stake is worth ratably less than the 30% minority stake is not only incorrect but is also troubling.
     Put simply, the sum of the Company’s $1.1 billion of cash on its balance sheet as of December 31, 2009, its $915 million stake in Halla (before including a control premium) and the Company’s overly-conservative valuation of the non-consolidated joint ventures is in excess of the Company’s estimated valuation in the Plan, before including any value for Visteon’s core business, which the Ad Hoc Equity Committee, Ford and the Company’s other customers firmly

[2]	As we noted in our letter, the projections in the Disclosure Statement, dated December 17, 2009, issued in support of the debtors proposed plan just two weeks before the end of the 2009 fiscal year, egregiously understated actual income and cash as of the end of 2009. Additionally, the Company’s projections did not materially change from December 17, 2009 to March 15, 2010 notwithstanding its proven understated 2009 projections.

Visteon Board
March 25, 2010

believe has value. Furthermore, using a reasonable valuation of both the Company’s non-consolidated joint ventures and Visteon’s core business (ex-Halla) together with the Company’s cash and the public market value of Halla would result in a total valuation well in excess of the $3.1 billion of total claims against the Company, leaving significant value for shareholders.3
     The Ad Hoc Equity Committee is eager to learn more about the Company’s motivations and processes by which it arrived at its valuations and reserves all rights to seek discovery on this issue and all issues.
     Additionally, there are more optimal capital structures which preserve, create, and distribute value more fairly to all of the Company’s stakeholders. Any such structure should reinstate the existing bank debt or provide the bank debtholders with a new note at the lowest interest rate the law allows, and we urge the Company to do so.
     Based on the Ad Hoc Equity Committee’s projected cash flows (and even using the Company’s onerously conservative projections), Visteon has ample cash flows to support both this interest expense as well as annual contributions to its domestic pension plans. Furthermore, the Company will generate significant cash over the projection period to address future maturities. Therefore, the notion that Visteon must be free of long-term debt is an unreasonable view that directly robs equityholders of value resulting from the preservation of the Company’s bank debt at an attractive interest rate. There are many comparable companies in the automotive sector, domestically and internationally, that have debt. Indeed, several of these comparable companies have emerged from bankruptcy with leverage and yet continue as important suppliers to Ford as well as to other Visteon customers.
     The Company should also consider distributing shares of Halla to its guaranteed note holders. While the Ad Hoc Equity Committee believes there is great value to the Company’s majority ownership in and control of Halla, the Ad Hoc Equity Committee also believes there is very little incremental value or strategic benefit from owning 70% of Halla, as opposed to owning 51%.
     Finally, the Company should satisfy remaining unsecured bonds with a combination of cash and convertible preferred securities. Cash can come from either excess balance sheet cash, or a $200 million rights offering.4 The convertible preferred securities should contain a

[3]	The Company improperly considers only “excess cash” as part of its valuation, and not “total cash”. We are well advised by the Company that much of the Company’s $1.1 billion of cash is located overseas and not able to be repatriated without tax consequences and understand that dividends from the Company’s affiliates which are not wholly-owned are uncertain. But neither of these facts allows the Company to simply ignore the value of these assets and hand them over to senior creditors at the expense of other stakeholders to whom it owes fiduciary obligations to preserve value.

[4]	While the Ad Hoc Equity Committee doesn’t believe the Company needs additional liquidity, the Ad Hoc Equity Committee is willing to demonstrate its fundamental belief that the present Plan undervalues the Company by

Visteon Board
March 25, 2010

mandatory dividend payable in securities at the Company’s option at an appropriate rate, be callable at the Company’s option, and be convertible into common equity in certain circumstances. Such a structure would enable Visteon to reinstate its existing equity (subject, of course, to dilution for the rights offering, if necessary, a management incentive plan, and the convertible preferred securities described above). Designed properly, such a structure ought to preserve the value of the Company’s significant net operating losses.
     The Ad Hoc Equity Committee reserves its rights to seek termination of exclusivity to propose a plan and/or seek the appointment of an examiner to protect its interests, as well as all other rights granted by the Bankruptcy Code. The appointment of an examiner may be particularly appropriate given the wide gulf between the Company’s prior projections and actual results, the limited changes made in the Plan, and the issues the Company’s Plan raises as to whether the Company and its Board are carrying out their fiduciary duties.
     Of course, the Ad Hoc Equity Committee’s preference is to work collaboratively with the Board, management, and the Company’s other stakeholders to ensure a consensual chapter 11 plan that treats all stakeholders fairly, and rewards management for improved performance. The shareholders are the Company’s owners, and we trust the Board and management will act in accordance with the shareholders’ best interests consistent with their fiduciary duty.
     We look forward to your response.

Sincerely,
/s/ Martin J. Bienenstock
Martin J. Bienenstock

MJB/ds

agreeing to participate in such a rights offering. The rights offering would be offered first to existing equity holders and then to unsecured claimholders if they would like to participate. To ensure full subscription, the members of the Ad Hoc Equity Committee will consider backstopping the rights offering, which would be subject to standard and customary conditions.